Exhibit 99.1

Ebang International Reports Financial Results for Fiscal Year 2023

SINGAPORE, April 26, 2024 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a global blockchain technology and Fintech company, today announced its financial results for the fiscal year ended December 31, 2023.

Operational and Financial Highlights for Fiscal Year 2023

Total net revenues in the 2023 fiscal year decreased by 85.0% to US$4.9 million, from US$32.3 million in the 2022 fiscal year.

Gross loss in the 2023 fiscal year was US$16.7 million, compared to a gross profit of US$15.4 million in the 2022 fiscal year.

Net loss in the 2023 fiscal year was US$38.0 million, compared to US$45.8 million in the 2022 fiscal year.

Mr. Dong Hu, Chairman, and Chief Executive Officer of the Company, commented, “Opportunities and challenges have coexisted since 2023; however, the approval and listing of spot Bitcoin ETFs have given us a glimpse of a promising future for the cryptocurrency market. The strengthening of Fintech regulatory systems and regimes has made our commitment to compliance mechanisms unwavering. Despite the fluctuations in the industry and the impact of the macroeconomic environment, we remain true to our original aspiration, and strive to develop and improve our global Fintech businesses. As for the 2023 fiscal year, our revenue generated from our cryptocurrency exchange and cross-border payment and foreign exchange businesses increased by approximately 36% as compared to the 2022 fiscal year. In the future, we will continue to promote innovation in products and technologies, make real-time adjustments to business strategies in response to the constantly changing market environments, streamline costs and expenses, enhance capital utilization, and prepare for new opportunities in the market.”

Financial Results for Fiscal Year 2023

Total net revenues in the 2023 fiscal year decreased by 85.0% to US$4.9 million, from US$32.3 million in the 2022 fiscal year, primarily due to: (1) the bankruptcy of virtual currency banks in the United States and the exposure of certain fraud incidents on international trading platforms, which led market participants to become increasingly cautious about cryptocurrency related products and services in 2023; and (2) the absence in 2023 of revenue derived from a one-time payment corresponding to the recognition of RMB173.4 million in revenue in 2022 following our receipt of RMB173.4 million (approximately US$25.8 million), a one-time payment from two former customers as a result of court mediations.

Cost of revenues in the 2023 fiscal year increased by 27.4% to US$21.6 million, from US$16.9 million in the 2022 fiscal year, which is primarily due to a VAT recoverable impairment of US$16.7 million, which was recognized in cost of revenue in the 2023 fiscal year as it is expected that VAT will not be recovered in the foreseeable future; and offset by decrease of inventory impairment from US$6.5 million in the 2022 fiscal year to US$0.3 million in the 2023 fiscal year.

Gross loss in the 2023 fiscal year was US$16.7 million, compared to a gross profit of US$15.4 million in the 2022 fiscal year.

Total operating expenses in the 2023 fiscal year decreased by 41.7% to US$36.9 million, from US$63.4 million in the 2022 fiscal year, primarily due to decreases in both selling expenses and general and administrative expenses.

●	Selling expenses in the 2023 fiscal year decreased by 3.2% to US$1.9 million, from US$2.0 million in the 2022 fiscal year, mainly due to decreased advertising and marketing expenses related to our Fintech businesses.

●	General and administrative expenses in the 2023 fiscal year decreased by 28.7% to US$29.0 million, from US$40.7 million in the 2022 fiscal year, primarily due to decreases in amortization expenses and stock-based compensation expenses.

●	Impairment of intangible assets in the 2023 fiscal year was US$3.7 million. The US$3.7 million was related to an impairment loss charge on a financial license in the 2023 fiscal year.

●	Impairment of goodwill in the 2023 fiscal year was US$2.3 million. The Company didn’t have impairment of goodwill in the 2022 fiscal year. Impairment of goodwill in the 2023 fiscal year represents the impairment loss charged on goodwill generated from a business acquisition that closed in March 2022 as a result of the annual goodwill impairment review.

Gain from disposal of subsidiaries in the 2023 fiscal year was US$0.008 million, compared to US$0.006 million in the 2022 fiscal year. Gain from disposal of subsidiaries was primarily due to the disposal of EBONEX PTE. LTD. during the 2023 fiscal year, and disposal of Ebang Hongling and Wuhai Ebang during the 2022 fiscal year.

Loss from operations in the 2023 fiscal year was US$53.6 million, compared to loss from operations of US$48.0 million in the 2022 fiscal year.

Interest income in the 2023 fiscal year was US$11.9 million, compared to US$4.4 million in the 2022 fiscal year. The increase was primarily due to the Company utilizing more funds in the purchase of fixed deposits in the 2023 fiscal year.

Other income in the 2023 fiscal year was US$1.1 million, compared to US$1.0 million in the 2022 fiscal year. Other income in the 2023 fiscal year was mainly due to the Company taking possession of customer deposits collected from previous years as a result of defaults by customers under their respective contracts with the Company.

Net loss in the 2023 fiscal year was US$38.0 million, compared to US$45.8 million in the 2022 fiscal year.

Net loss attributable to Ebang International Holdings Inc. in the 2023 fiscal year was US$36.8 million, compared to US$43.9 million in the 2022 fiscal year.

Basic and diluted net loss per share in the 2023 fiscal year was US$5.86, compared to basic and diluted net loss per share of US$7.03 in the 2022 fiscal year.

Cash and cash equivalents were US$241.6 million as of December 31, 2023, compared with US$251.3 million as of December 31, 2022.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a global blockchain technology and Fintech company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise, it has become a global Bitcoin mining machine producer. Based on its deep understanding of the Fintech industry and compliance with laws and regulations in various jurisdictions, it has launched professional, convenient and innovative Fintech service platforms. It strives to expand into the upstream and downstream markets of the blockchain and Fintech industries value chain to achieve diversified products and services, and to explore future opportunities. For more information, please visit https://ir.ebang.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to,” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements include, but are not limited to, statements regarding our future operating results and financial position, our business strategy and plans, expectations relating to our industry, the regulatory environment, market conditions, trends and growth, expectations relating to customer behaviors and preferences, our market position and potential market opportunities, and our objectives for future operations. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. These risks and uncertainties include our ability to successfully execute our business and growth strategy and maintain future profitability, market acceptance of our products and services, our ability to further penetrate our existing customer base and expand our customer base, our ability to develop new products and services, our ability to expand internationally, the success of any acquisitions or investments that we make, the efforts of increased competition in our markets, our ability to stay in compliance with applicable laws and regulations, market conditions across the blockchain, Fintech and general market, political and economic conditions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

Ascent Investors Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$241,634,262	$251,294,952
Restricted cash, current	88,614	29,039
Short-term investments	496,122	5,835,377
Accounts receivable, net	946,514	3,334,727
Advances to suppliers	1,071,137	1,178,168
Inventories, net	198,846	440,064
Prepayments	304,453	281,611
Other current assets, net	5,691,679	6,711,422
Total current assets	250,431,627	269,105,360

Non-current assets:
Property, plant and equipment, net	33,151,061	36,549,278
Intangible assets, net	2,329,777	6,890,738
Operating lease right-of-use assets	6,119,535	5,343,608
Operating lease right-of-use assets - related parties	31,197	519,140
Restricted cash, non-current	1,197,286	903,125
Goodwill	-	2,299,628
VAT recoverable	4,061,079	21,132,898
Other assets	918,086	1,421,309
Total non-current assets	47,808,021	75,059,724

Total assets	$298,239,648	$344,165,084

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$292,570	$1,456,577
Accrued liabilities and other payables	9,804,848	11,519,091
Operating lease liabilities, current	1,764,259	1,217,604
Operating lease liabilities - related parties, current	28,849	283,567
Advances from customers	69,361	1,010,852
Total current liabilities	11,959,887	15,487,691

Non-current liabilities:
Operating lease liabilities, non-current	4,880,844	5,755,973
Operating lease liabilities – related party, non-current	2,348	-
Deferred tax liabilities	74,225	1,133,539
Total non-current liabilities	4,957,417	6,889,512

Total liabilities	16,917,304	22,377,203

Equity:
Class A ordinary share, HKD0.03 par value, 11,112,474 shares authorized, 4,989,746 and 4,725,019 shares issued, 4,726,424 and 4,700,852 shares outstanding as of December 31, 2023 and 2022, respectively(1) (2)	18,178	18,080
Class B ordinary share, HKD0.03 par value, 1,554,192 shares authorized, issued and outstanding as of December 31, 2023 and 2022, respectively(1)	5,978	5,978
Additional paid-in capital	397,467,795	397,620,927
Statutory reserves	11,079,649	11,079,649
Accumulated deficit	(114,840,665)	(78,068,522)
Accumulated other comprehensive loss	(13,887,088)	(11,724,531)
Total Ebang International Holdings Inc. shareholders’ equity	279,843,847	318,931,581

Non-controlling interest	1,478,497	2,856,300

Total equity	281,322,344	321,787,881

Total liabilities and equity	$298,239,648	$344,165,084

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022.
(2)	As of December 31, 2023 and 2022, 263,322 and 24,167 (725,000 before the Reverse Stock Split) shares reserved for future issuance upon the vesting of RSAs granted under the 2020 Plan were considered issued but not outstanding, respectively.

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Stated in US dollars)

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Product revenue	$782,349	$29,537,224	$48,323,022
Service revenue	4,072,832	2,790,895	3,127,225
Total revenues	4,855,181	32,328,119	51,450,247
Cost of revenues	21,558,986	16,915,795	22,227,055
Gross profit (loss)	(16,703,805)	15,412,324	29,223,192

Operating expenses:
Selling expenses	1,893,607	1,956,120	1,418,586
General and administrative expenses	29,041,432	40,712,314	25,774,237
Impairment of intangible assets	3,708,247	20,738,130	-
Impairment of goodwill	2,299,628	-	-
Total operating expenses	36,942,914	63,406,564	27,192,823

Gain on disposal of subsidiaries	(7,524)	(5,941)	-
Income (loss) from operations	(53,639,195)	(47,988,299)	2,030,369

Other income (expenses):
Interest income	11,941,453	4,362,832	1,779,672
Interest expenses	-	-	(4,383)
Other income	1,131,178	1,033,622	133,477
Gain (loss) from investment	356,996	(509,496)	(3,656,520)
Net gain on disposal of cryptocurrencies	744,803	-	-
Exchange gain (loss)	456,647	(2,161,264)	1,780,087
Government grants	62,600	81,911	434,604
Other expenses	(119,531)	(649,476)	(108,328)
Total other income	14,574,146	2,158,129	358,609

Income (loss) before income taxes benefit	(39,065,049)	(45,830,170)	2,388,978

Income taxes benefit	(1,031,461)	(72,933)	(378,843)

Net income (loss)	(38,033,588)	(45,757,237)	2,767,821
Less: net loss attributable to non-controlling interest	(1,261,445)	(1,868,995)	(1,663,120)
Net income (loss) attributable to Ebang International Holdings Inc.	$(36,772,143)	$(43,888,242)	$4,430,941

Comprehensive income (loss)
Net income (loss)	$(38,033,588)	$(45,757,237)	$2,767,821
Other comprehensive income (loss):
Foreign currency translation adjustment	(2,278,915)	(5,338,217)	953,073

Total comprehensive income (loss)	(40,312,503)	(51,095,454)	3,720,894
Less: comprehensive loss attributable to non-controlling interest	(1,377,803)	(2,379,686)	(1,461,374)
Comprehensive income (loss) attributable to Ebang International Holdings Inc.	$(38,934,700)	$(48,715,768)	$5,182,268

Net income (loss) per ordinary share attributable to Ebang International Holdings Inc.
Basic (1)	$(5.86)	$(7.03)	$0.75
Diluted (1)	$(5.86)	$(7.03)	$0.75

Weighted average ordinary shares outstanding
Basic (1)	6,275,118	6,247,333	5,923,845
Diluted (1)	6,275,118	6,247,333	5,928,858

(1)	Retrospectively adjusted for the effect of the Reverse Stock Split effected on November 20, 2022.

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